Exhibit 99.1

Kamada Announces Supply Agreement with Israeli Ministry of Health for its Investigational IgG Product for COVID-19; Initial Order Expected to Generate $3.4 Million in Revenue in First Quarter of 2021

●	Treatment with Kamada’s Investigational IgG Product Will Be Regulated by the Israeli Ministry of Health
●	Initial Order Sufficient to Treat 500 Patients
●	Positive Interim Safety and Symptoms Improvement Observed in Fully Enrolled Ongoing Phase 1/2 Open-Label, Single Arm, Multi-Center Clinical Trial of Company’s Hyperimmune IgG Product in Hospitalized, Non-Ventilated COVID-19 Patients with Pneumonia
●	U.S. Clinical Development Anticipated to Commence in Early 2021 Pending IND Acceptance

Rehovot, Israel, October 19, 2020 -- Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived biopharmaceutical company, today announced that it has signed an agreement with the Israeli Ministry of Health (MoH) to supply its anti-SARS-CoV-2 plasma-derived hyperimmune immunoglobulin (IgG) product for the treatment of coronavirus (COVID-19) patients in Israel. The use of this investigational product will be regulated by the MoH.

Kamada will manufacture the product, to be supplied to the MoH, from convalescent plasma collected and supplied by the Israeli National Blood Services, a division of Magen David Adom (MADA), and additional Israeli medical institutions. The initial order, planned to be supplied during the beginning of 2021, is sufficient to treat approximately 500 hospitalized patients. This initial supply is expected to generate approximately $3.4 million in revenue for Kamada during the first quarter of 2021.

“We are pleased to work in collaboration with the MoH, MADA and leading medical centers in Israel to develop and make this important product available for the treatment of patients suffering from this serious disease,” said Amir London, Kamada’s Chief Executive Officer. “The execution of this supply agreement with the MoH is an important milestone in our development program, and to our knowledge represents the first such contract globally for the supply of a plasma-derived IgG product for COVID-19. We are encouraged by the interim results of the ongoing Phase 1/2 clinical trial in Israel, in which our product demonstrated a favorable safety profile and showed symptoms improvement in hospitalized, non-ventilated COVID-19 patients with pneumonia, and we will continue to ramp up the production and supply of the product during the next few months.”

The Phase 1/2 trial in Israel, in which enrollment was recently completed, is being conducted as part of Kamada’s global collaboration with Kedrion Biopharma, established in April 2020, for the development, manufacturing, and distribution of a plasma-derived IgG product as a potential treatment for COVID-19. The companies’ U.S. clinical development of a plasma-derived IgG product as a potential COVID-19 treatment is expected to begin in early 2021 pending IND acceptance.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. Pursuant to an agreement with Takeda the Company will continue to produce Glassia for Takeda through 2021 and Takeda is planning to initiate its own production of Glassia for the U.S. market in 2021 at which point Takeda will commence payment of royalties to the Company. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding 1) expectation to generate approximately $3.4 million in revenue during the first quarter of 2021; 2) expectation that the initial order of Kamada’s investigational hyperimmune IgG product to the IMOH will be sufficient to treat approximately 500 patients in Israel; 3) expectation to manufacture the hyperimmune IgG product, to be supplied to the MoH, from convalescent plasma collected and supplied by MADA, and additional Israeli medical institutions; 4) favorable top-line results of the ongoing Phase 1/2 open-label, single-arm, multi-center clinical trial in Israel of the Company’s hyperimmune IgG product as a potential treatment for COVID-19 based on belief that product has demonstrated favorable safety profile to date and based on observed symptoms improvement; 5) plans to ramp up production and supply of the hyperimmune IgG product during the next few months; and 6) expectation to initiate U.S. clinical development in early 2021 pending IND acceptance. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, including its effect and duration, availability of sufficient raw materials (including convalescent plasma) required to continue manufacturing of the plasma-derived hyperimmune IgG product for COVID-19, competition from other products for the treatment of COVID-19 patients; delay or denial in the U.S. FDA approval process; ability to conduct clinical trials in light of restrictions during COVID-19, ability to obtain regulatory approval for a clinical trials of the plasma-derived immunoglobulin IgG product for COVID-19, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com